Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Smart Cups, Inc.
25732 Taladro Circle
Mission Viejo, CA 92691
https://smartcups.com/

Up to $1,234,999.35 in Class A Common Stock at $0.65
Minimum Target Amount: $14,999.40

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Smart Cups, Inc.
Address: 25732 Taladro Circle, Mission Viejo, CA 92691
State of Incorporation: CA
Date Incorporated: February 06, 2023

Terms:

Equity

Offering Minimum: $14,999.40 | 23,076 shares of Class A Common Stock
Offering Maximum: $1,234,999.35 | 1,899,999 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $0.65
Minimum Investment Amount (per investor): $249.60

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Perks*

Perks:

Time-Based Perks

Friends and Family - Invest within the first 72 hours and receive 15% bonus shares

Super Early Bird - Invest within the first week and receive 10% bonus shares

Early Bird Bonus - Invest within the first two weeks and receive 5% bonus shares

Volume-Based Perks

Tier 1 Perk

Invest $500+ and receive 10-pack of Smart Cups Energy

Tier 2 Perk

Invest $1,000+ and receive Smart Cups Energy Bundle

Tier 3 Perk

Invest $5,000+ and receive Smart Cups Energy Bundle, Hat, T-Shirt and Smart Keeper

Tier 4 Perk

Invest $10,000+ and receive Smart Cups Energy Bundle, Hat, T-Shirt and Smart Keeper Plus Zoom Call with Founder Chris Kanik + 5% bonus shares

Tier 5 Perk

Invest $25,000+ and receive Everything above plus first ones to receive new products before they are launched + 10% bonus shares

Tier 6 Perk

Invest $50,000+ and receive Everything above Smart Facility Tour with Chris Kanik. Opportunity to experience all Smart Cups Technology R&D pipeline applications first hand + 15% bonus shares

Loyalty Bonus | 10% Bonus Shares

All who reserve their shares in this Reservations Page will receive 10% bonus shares at the time of Smart Cups' launch.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Smart Cups, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 1,000 shares of Class A Common Stock at $0.65 / share, you will receive 1,100 shares Class A Common Stock, meaning you'll own 1,100 shares for $650. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Smart Cups, Inc. ("Smart Cups" or the "Company") is a young and innovative company that believes it's disrupting the beverage industry with its unique and sustainable approach. With a focus on health, convenience, and environmental responsibility, they are poised to become a major player in the beverage market, offering a range of drinks that are both delicious and sustainable.

Commercially known as the World's First Printed Beverage, Smart Cups Technology is a patented delivery system platform that creates sustainable consumer packaged products by eliminating liquid through the use of novel microencapsulation printing. Benefits include a reduction of storage and transportation requirements which result in a reduction of our carbon footprint.

Source for World's First Printed Beverage:
https://www.entrepreneur.com/leadership/how-the-worlds-first-printed-beverage-was-born/360347

https://blog.drupa.com/en/smart-cups-the-worlds-first-printed-beverage-2/

https://abc7.com/smart-cups-environment-drink-beverage/11290587/

Business Model

Our business model relies on the growth and success of the Smart Cups brand and products, as well as the creation of new innovative products and brands. Our plan is to sell our products into domestic and international markets through numerous channels as well as direct-to-consumer, as well as pursue licensing and B2B customers.

Corporate Structure

The Company was initially organized as Smart Cups, LLC, a California limited liability company on 6/8/2015. On 2/6/2023, the Company converted to a California corporation as Smart Cups, Inc.

Potential New Loan(s) While Offering is Open

In order for the Company to continue its short-term operational needs, research and development initiatives, and liability obligations, it is currently in discussions with lenders for the possibility of taking out one or more new loans which may be executed while this Reg. Crowdfunding offering is open. Please see the Risk Factors and Indebtedness sections of this Offering Memorandum for further details.

Competitors and Industry

Competitors

Our competition will come from traditional delivery methods for consumer packaged goods. Our challenge will be educating consumers and gaining adoption over the status quo.

Industry

The global functional beverages market size was estimated at $140.87 billion in 2022 and is assessed to reach around $279.4 billion by 2030 and is poised to grow at a CAGR of 8.94% during the forecast period 2022 to 2030.

By using microencapsulation printing, Smart Cups Technology eliminates the need for liquid-based packaging, reduces carbon footprint, and improves the delivery and bioavailability of active ingredients. This technology enables companies to introduce new and improved functional beverages with enhanced flavors, dosing accuracy, and convenience. With its potential to transform the industry, Smart Cups Technology is poised to shape the future of the functional beverage market.

Source:
https://www.precedenceresearch.com/functional-beverages-market

Current Stage and Roadmap

Current Stage

We are currently in market and generating revenue. We have implemented a patented automated production line and are seeking capital in order to grow the company.

Future Roadmap

We want to fulfill purchase orders, continue product development as well as R&D, and grow our operational and leadership teams. This roadmap is expected to be completed over the next 12-18 months after being fully funded.

The Team

Officers and Directors

Name: Chris Hasan Kanik

Chris Hasan Kanik's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CEO, Secretary, Treasurer, Director
  Dates of Service: June, 2015 - Present
  Responsibilities: Chris is the Founder and CEO of Smart Cups. Chris receives an annual salary of $375,000 and devotes nearly all of his working hours towards Smart Cups.

Other business experience in the past three years:

- **Employer:** TR Processing
  Title: Head of Science and Formulation
  Dates of Service: June, 2018 - Present
  Responsibilities: Develop new product formulations and evaluate and improve existing product. Chris spends less than 2 hours per week working for TR Processing. formulations across multiple delivery solutions. Coordinate and cooperate with management and development teams and outside vendors in the provision of the Services. Assist in the design and implementation of manufacturing processes. Advise potential and current customers in their efforts in cannabis. Represent TR in requested settings, conferences, forums, panels, etc.

Name: Owen Jude Dolan II

Owen Jude Dolan II's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: August, 2017 - Present
  Responsibilities: Owen oversees the day-to-day operations of all aspects of the facility and works with the CEO on strategic planning. Owen receives an annual salary of $150,000 and devotes nearly all of his working hours towards Smart Cups.

Other business experience in the past three years:

- **Employer:** TR Processing
  Title: Product Development Operations Manager
  Dates of Service: April, 2020 - April, 2022
  Responsibilities: I worked with the science and engineering teams supporting the design and implementation of custom automation equipment.

Other business experience in the past three years:

- **Employer:** AgFuturo
  Title: Advisor
  Dates of Service: January, 2021 - Present
  Responsibilities: At AgFuturo I provide strategic operational and financial support to CEO. Owen spends less than 2 hours per week working in this role.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract

business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by a hired third-party company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class A Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a

return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Some of our products are still in prototype phase and might never be operational

products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for several of our printed food and beverage applications.. Delays or cost overruns in the development of our printed food and beverage beverage applications and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Class A Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Smart Cups, Inc was formed on June 8, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Smart Cups, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns 1 patent and 2 pending as well as trade secrets.. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Smart Cups or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on Smart Cups could harm our reputation and materially negatively impact our financial condition and business.

The Chief Executive Officer currently splits his time between working for Smart Cups and another company
The CEO of Smart Cups, Inc. (Chris Kanik) currently splits his time between working as Head of Science and Formulation for TR Processing and Smart Cups. Although Chris devotes nearly all of his working hours towards working for Smart Cups, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the Company.

The Company has a Convertible Security outstanding that will be triggered by the launch of the offering and will convert while the offering is live
The Company has two Convertible Notes currently outstanding totaling $200,000. The trigger for each convertible note is at the noteholders' discretion and will subsequently be triggered when if such an election occurs during this offering. This means that this convertible note will convert to Class A Common Stock shares of the

Company and there is potential for additional dilution of your investment. Please refer to the Company Securities section of the offering materials for further details about the terms of the note and the Dilution notification section.

The Company may enter into one or more new loans while the Crowdfunding offering is open which may affect its financial health and your investment in the Company

Smart Cups is currently in discussions with lenders regarding potentially taking out one or more new loans in order to secure additional operating capital for short-term operating needs, research and development initiatives, as well as intellectual property and accounts payable obligations. The objective is to ensure the Company's continued growth and success by addressing critical financial requirements and supporting key areas of operation. Additionally, one of the reasons Smart Cups is considering taking on additional loans is to avoid diluting investors' ownership in the Company. However, if the Company defaults on the contemplated loans and is unable to repay them, it may result in financial distress, potentially leading to additional funding needs that could dilute the ownership of existing and new investors. The loans being considered have repayment terms of at least twenty-four months. Failure to meet the scheduled repayment obligations within the specified timeframe may result in penalties, increased interest charges, or potential default. The ability of the Company to generate sufficient cash flow to meet repayment obligations is subject to various factors, including market conditions, business performance, and external economic influences. In at least one of the loan scenarios, of $1,000,000 to $4,000,000, Smart Cups' manufacturing equipment would be used as collateral. In the event of default on this prospective loan, the lender may exercise its rights to seize the collateral. This could potentially result in the loss of company manufacturing equipment, impacting the Company's operational capabilities and ability to fulfill its customers' orders. The success of Smart Cups' ability to meet any new repayment obligations depends on the Company's ability to generate sufficient revenue and maintain a sustainable business model. Outside factors such as market demand, competition, regulatory changes, and unforeseen events can significantly impact the Company's financial performance and ability to the obligations of any prospective loans. While Smart Cups will seek to avoid incurring additional debt in the near future, there remains a possibility the Company may need to enter into one or more new loans while this Regulation Crowdfunding offering is live and one or more of the risks mentioned above may have a negative impact on, including the entire loss of, your investment in the Company.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Chris Kanik	7,500,000	Class B Common Stock	82.63%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Convertible Note, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,899,999 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 90,000,000 with a total of 8,884,615 outstanding.

Voting Rights

1 vote per share. Please see voting rights details in Other Material Rights section below.

Material Rights

The total amount outstanding includes 1,000,000 shares to be issued pursuant to stock options, reserved but unissued.

For further information on the material rights associated with the class of securities, please see the Company's Amended & Restated Articles of Incorporation, attached as Exhibit F, to the Offering Memorandum.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Drag-Along Transactions. In the event that one or more holders of the Company's Common Stock holding a majority of the then-issued and outstanding shares of all classes of Common Stock (on a fully diluted basis) (the "Selling Holders") determine to take any action that would cause a Sale Transaction to occur, the Company or the Selling Holders (or a designated representative acting on behalf of the Selling Holders) will have the right to deliver written notice thereof to all other holders of the Company's Common Stock (the "Dragged Holders"). Such written notice shall contain a description of the material terms and conditions of the Sale Transaction, including without limitation the identity of the Third Party Purchaser (as defined below) and the amount and form of per share consideration to be paid by the Third Party Purchaser. In such an event, all shares of Common Stock held by the Dragged Holders shall be sold or transferred to the Third Party Purchaser, for the same type and amount of per share consideration and on the same terms as the Selling Holders, upon consummation of the Sale Transaction.

Tag-Along Transactions. In the event that one or more holders of the Company's Common Stock (the "Initiating Holders") desire to effect a Tag-Along Transaction, the Initiating Holders shall first give written notice (a "Sale Notice") to all other holders of the corporation's Common Stock (the "Tag-Along Sellers"), with a copy to the Company offering the Tag-Along Sellers the option to participate in such Tag-Along Transaction on the terms and conditions set forth in the Sale Notice (and, in any event, on the same terms and conditions as the Initiating Holders). The Sale Notice shall include the names of the parties to the proposed Tag-Along Transaction, a summary of the material terms and conditions of the proposed Tag-Along Transaction, and the proposed amount and form of consideration and the terms and conditions of payment contemplated by the proposed Tag-Along Transaction. Each Tag-Along Seller may, by written notice to the Initiating Holders (or their designated representative) delivered within ten business days after delivery of the Sale Notice, elect to sell shares in such Tag-Along Transaction, on the terms and conditions set forth in the Sale Notice, which terms and conditions shall be the same as those on which the Initiating Holders' shares of Common Stock are to be sold (subject to any rights, privileges and preferences (including dividend rights) to which stockholders are entitled under the Company's Amended and Restated Articles of Incorporation.

Class B Common Stock

The amount of security authorized is 10,000,000 with a total of 7,500,000 outstanding.

Voting Rights

5 votes per share.

Material Rights

There are no material rights associated with Class B Common Stock.

Convertible Note

The security will convert into Class a common and the terms of the Convertible Note are outlined below:

Amount outstanding: $100,000.00
Maturity Date: December 29, 2023
Interest Rate: 20.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Noteholder's Election - See Other Material Rights below.

Material Rights

<u>Elective Conversion</u>. At any time with five (5) business days advanced written notice to the Company, Noteholder may elect, in the exercise of its sole discretion, to convert the Note into a number of shares of Common Stock at a rate of one (1) share for each $0.65 of outstanding principal and interest held by Noteholder.

Convertible Note

The security will convert into Class a common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $100,000.00
Maturity Date: February 14, 2024
Interest Rate: 10.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Noteholder's Election - See Other Material Rights below.

Material Rights

<u>Elective Conversion</u>. Noteholder may elect, prior to the maturity date, elect to convert payment, in whole or in part at his discretion, from cash to Class A Common Stock. The value of one (1) share of stock shall be fixed at $.065 per share. No fractional shares shall be issued upon conversion and Company shall round up to the nearest whole share.

What it means to be a minority holder

As a minority holder of Class A Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Operations, AP
  Date: December 29, 2022
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Operations, AP
  Date: February 14, 2023
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Year ended December 31, 2022 compared to year ended December 31, 2021</u>

Revenue

Revenue for fiscal year 2021 was $391,250 compared to $216,510 in fiscal year 2022.

We focused less on marketing and sales and used financial resources to complete the engineering project of our automated production line as we view that as the bigger opportunity for future growth.

Cost of sales

Cost of Sales for fiscal year 2021 was $360,506 compared to $361,802 in fiscal year 2022.

We attribute the increase to increased pricing of raw materials post-COVID-19. Further, our low volumes of production forced us to pay premium prices.

Gross margins

Gross margins for fiscal year 2021 were 78.3% compared to 52.97% in fiscal year 2022.

We attribute this decrease to increasing costs of raw materials post-COVID as well as our strategy to drop prices to liquidate inventory during our engineering automation project.

Expenses

Expenses for fiscal year 2021 were $2,561,142 compared to $2,338,590 in fiscal year 2022.

The decrease in expenses from 2021 to 2022 can be attributed to a reduction in marketing as well as advertising in conjunction with the completion of our automated production engineering project.

Historical results and cash flows:

The Company is currently shifting to a growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the new patented automated production system will increase production capacity which will enable the Company to take on retail distribution. Past cash was primarily generated through investment. Our goal is to grow our functional beverage business and close 1-3 white-label deals.

Our initial years in commerce are considered our proof of concept stage. Our total revenue numbers are front-loaded to the early years. Once we established that there was a market for our technology, we shifted our focus to our automation project as we viewed high production capacity and white-label deals as the bigger revenue-generating opportunity.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 2023, the Company has capital resources available in the form of a credit card from Chase Bank, and roughly $60K of cash in the bank.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign. We are in discussions with multiple investors and the Founder has resources to support the Company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary for the viability of the

Company. Of the total funds that our Company has and will obtain, 18% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for at least 3 months. This is based on a current monthly burn rate of $83,000 for expenses related to operational overhead including salaries and rent, raw materials, and accounts payable. We have salaries of roughly $40K per month, our rent is $10K, utilities, and our miscellaneous maintenance estimate at $5K per month, the remaining would go to Accounts Payable and raw materials. But after 3 months, the CEO would execute a loan against the company's equipment so Smart Cups can realize the revenues from white lable deals.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 12 to 18 months. This is based on a current monthly burn rate of $83,000 for expenses related to operational overhead including salaries and rent, raw materials, and accounts payable. We have a roughly salary of $40K per month, our rent is $10K, utilities and miscellanaoeus maintence estimate at $5K per month, the remaining would go to AP and raw materials. The length of time is variable, however, because the company can adjust the cash on hand. The goal is to reach revenue generation with white label deals the company currently has in place.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including future capital raises in a future round at a higher valuation and lines of credit that will help grow the Company.

Indebtedness

- **Creditor:** Darrell L. Knudson
  Amount Owed: $1,351,450.00
  Interest Rate: 1.0%
  Maturity Date: October 31, 2027
  The Company has entered into an operating lease agreement with Darrell L.

Knudson for renting of business premises located in Mission Viejo, CA. The ease agreement generally does not contain any material residual value guarantees or material restrictive covenants.

- **Creditor:** Chris Kanik
  Amount Owed: $23,950.00
  Interest Rate: 0.0%
  Maturity Date: May 30, 2023

- **Creditor:** One or more potential lenders
  Amount Owed: $4,000,000.00
  Interest Rate: 10.0%
  Maturity Date: July 08, 2025
  The Company is contemplating taking out one or more new loans which may occur while the offering is open. The terms of any potential new loan are still uncertain however, the loans being considered carry interest rates that range from between 10% to 20% per annum. In one of the loan scenarios, of $1M to $4M, Smart Cups' manufacturing equipment would be used as collateral. The loans being considered have repayment terms of at least twenty-four months. Smart Cups has not decided whether it will take on new loans, however, it would like to keep its options for capital flexible.

- **Creditor:** Jason Mazzocchio
  Amount Owed: $100,000.00
  Interest Rate: 20.0%
  Maturity Date: December 29, 2023
  The convertible notes are convertible into common shares at a conversion price. The conversion price is defined as $0.65 per share.

- **Creditor:** Joshua D. Legum
  Amount Owed: $100,000.00
  Interest Rate: 10.0%
  Maturity Date: February 14, 2024
  Conversion at any time prior thereto elect to convert payment, in whole or in part, at holders' sole discretion, from cash to Class A Common Stock of the Smart Cups, Inc. The value of the one share of stock shall be fixed at $0.65 per share, regardless of the value of such stock in any trade or any market.

Related Party Transactions

- **Name of Entity:** Chris Kanik
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Chris Kanik is CEO.
  Material Terms: During years, the Company borrowed money from one of its members, Chris Kanik. As of December 31, 2022, and December 31, 2021, the

outstanding amount of these loans were $23,950 and $24,500, respectively.

Valuation

Pre-Money Valuation: $10,649,999.75

Valuation Details:

Our pre-money valuation is based on the assumption that the opportunity, total addressable market, financial projections, and the makeup of the founders and team can achieve the growth and expansion goals as set out in this offering. The valuation was calculated by incorporating the below:

Market Growth & Trends

We are poised to grow our functional beverage business which is part of the functional beverage market estimated to be over $50 billion in North America alone with a CAGR of over 6%. Smart Cups Technology has applications in the over $2 Trillion dollar global consumer packaged goods (CPG) market. Further, as consumers and major brands make sustainability a priority, we feel our technology is positioned well for adoption and commercial success.

Source for North American market size and CAGR:
https://www.glanbianutritionals.com/en/nutri-knowledge-center/insights/us-functional-beverage-market-insights

Source for $2 trillion global CPG market: *https://www.globenewswire.com/en/news-release/2022/04/12/2420707/0/en/Consumer-Packaged-Goods-CPG-Market-Worth-USD-2502710-million-by-2028-Share-Rapid-Growth-Technologies-Development-Strategy-Business-Prospect-Development-Strategy-Key-Players-Top-Cou.html*

The Value of the Company's Assets

Smart Cups has a combination of hard equipment assets as well as patent IP.

The Company also has an automated production / station line that is valued at over $7MM. The manufacturing equipment is custom designed and fabricated. The $7M value was reached by analyzing the replacement cost of each piece of equipment including the Main Dial, Stencil Indexer, Bottom Depositor, Tray Handler, and Mixers. This analysis was done by the manufacturer that designed and fabricated Smart Cups' equipment.

The Company has two pending utility patent applications, including Gripper Handling System and Drum Stencil Printing System, and one pending design patent - Printed Beverage Container. The Company has one issued utility patent, Drum Stencil.

Management's Prior Achievements & Success

Smart Cups has a dynamic leadership team with a diverse array of experiences in research and development, consulting for CPG and Pharma companies, product development, formulation, product branding, launch strategies, intellectual property law, tax strategies, and contract negotiation.

Business Partnerships & Relationships

Smart Cups is engaged in discussions with several mid and large-level CPG companies for white-label deals. We are also in discussions with several celebrities for endorsements. We feel these opportunities position the Company nicely for growth and success.

Future Projections

Our valuation is heavily discounted based on a top-down approach. A third-party analyst assessed the total addressable market size at $215B, factored in a 90% competition discount factor and 80% penetration discount factor, and arrived at a $51.7M valuation. Based on a five-year projection we anticipate generating $85M in Year 5 with a 36% EBITDA.

Source: see Financial Model uploaded

Conclusion

In conclusion, we believe that our experience to execute plus our intellectual property portfolio, prior years in commerce, and hard equipment assets reasonably value the Company at $10.65MM.

Disclosures

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.40 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%

Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $1,234,999.35, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  13.5%
  We will use 13.5% of the funds raised for market and customer research, new product development and market testing.

- *Inventory*
  35.0%
  We will use 35% of the funds raised to purchase inventory for the Company's functional beverages in preparation of commercialization of strategic applications including energy drinks, mouthwash and sleep & relaxation.

- *Company Employment*
  15.0%
  We will use 15% of the funds to hire key personnel for daily operations, including the following roles: CFO and Business Development. Wages to be commensurate with training, experience and position.

- *Working Capital*
  30.0%
  We will use 30% of the funds for working capital to cover expenses for ongoing day-to-day operations of the Company as well as accounts payable.

- *StartEngine Service Fees*
  1.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://smartcups.com/ (www.smartcups.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/smart-cups

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Smart Cups, Inc.

[See attached]

SMART CUPS, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Smart Cups, LLC
Tustin, California

We have reviewed the accompanying financial statements of Smart Cups, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2022, and December 31, 2021, and the related statement of operations, statement of members' equity (deficit), and cash flow for the year ending December 31, 2022, and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

June 13, 2023
Los Angeles, California

SMART CUPS LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2022**	**2021**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 90,920	$ 60,750
Inventory	318,885	295,123
Total Current Assets	**409,805**	**355,873**
Property and Equipment, net	5,329,857	5,137,337
Equity Securities	-	10,322,044
Right-of-Use Assets	1,361,214	-
Total Assets	**$ 7,100,877**	**$ 15,815,254**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 43,262	$ -
Credit Cards	90,472	20,045
Shareholder Loan	23,950	24,500
Operating Lease Liabilities -Short-term	60,150	-
Convertible Note	100,000	-
Accrued Interest on Convertible Note	110	-
Other Current Liabilities	12,804	45,462
Total Current Liabilities	**330,747**	**90,007**
Operating Lease Liabilities -Long-term	1,291,300	-
Total Liabilities	**1,622,047**	**90,007**
MEMBERS' EQUITY		
Members' Equity	5,478,830	15,725,247
Total Members' Equity	**5,478,830**	**15,725,247**
Total Liabilities and Members' Equity	**$ 7,100,877**	**$ 15,815,254**

See accompanying notes to financial statements.

SMART CUPS LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2022**	**2021**
(USD $ in Dollars)		
Net Revenue	$ 216,510	$ 391,250
Cost of Goods Sold	361,802	360,506
Gross Profit	(145,293)	30,744
Operating Expenses		
General and Administrative	1,991,004	1,611,288
Research and Development	12,312	133,881
Sales and Marketing	335,274	815,973
Total Operating Expenses	2,338,590	2,561,142
Operating Income/(Loss)	(2,483,883)	(2,530,398)
Interest Expense	10,346	-
Other Loss/(Income)	(9,781,781)	(270,994)
Income/(Loss) before provision for income taxes	7,287,553	(2,259,404)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ 7,287,553**	**$ (2,259,404)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—December 31, 2020	$ 3,715,609
Capital Contribution	14,269,042
Net Income/(Loss)	(2,259,404)
Balance—December 31, 2021	$ 15,725,247
Capital Distribution	(17,533,970)
Net Income/(Loss)	7,287,553
Balance—December 31, 2022	$ 5,478,830

See accompanying notes to financial statements.

SMART CUPS LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022	2021
(USD $ in Dollars)			
CASH FLOW FROM OPERATING ACTIVITIES			
Net income/(loss)	$	7,287,553	$ (2,259,404)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:			
Depreciation of Property		1,097,016	703,609
Changes in operating assets and liabilities:			
Inventory		(23,762)	(295,123)
Accrued Interest on Convertible Note		110	-
Accounts Payable		43,262	-
Credit Cards		70,426	20,045
Other Current Liabilities		(32,658)	(3,658)
ROU expenses		(9,764)	
Net cash provided/(used) by operating activities		**8,432,182**	**(1,834,531)**
CASH FLOW FROM INVESTING ACTIVITIES			
Purchases of Property and Equipment		(1,289,537)	(4,115,188)
Investment in Equity Securities		10,322,044	(8,322,044)
Net cash provided/(used) in investing activities		**9,032,507**	**(12,437,232)**
CASH FLOW FROM FINANCING ACTIVITIES			
Capital Contribution		-	14,269,042
Capital Distribution		(17,533,970)	-
Borrowing on Shareholder Loans		(550)	24,500
Borrowing on Convertible Notes		100,000	-
Net cash provided/(used) by financing activities		**(17,434,520)**	**14,293,542**
Change in cash		30,170	21,779
Cash—beginning of year		60,750	38,971
Cash—end of year	**$**	**90,920**	**$ 60,750**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for interest	$	582	$ -
Cash paid during the year for income taxes	$	-	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES			
Purchase of property and equipment not yet paid for	$	-	$ -
Issuance of equity in return for note	$	-	$ -
Issuance of equity in return for accrued payroll and other liabilities	$	-	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Smart Cups LLC was formed on June 8, 2015 in the state of California. The financial statements of Smart Cups, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tustin, California.

Smart Cups LLC is a pioneering company revolutionizing the beverage industry with its innovative approach to packaging and sustainability. Our patented delivery system platform, known as the "World's First Printed Beverage," utilizes microencapsulation printing to eliminate excessive packaging and shipping waste associated with traditional liquid-based products. By removing the need for shipping water, we significantly reduce shipping space, weight, costs, and carbon footprint. Traditional liquid-based consumer products pose environmental and practical challenges due to their transportation impact. With our microencapsulation 3-D printing technology, we offer a solution that not only addresses these challenges but also enhances product performance. Our precise dosing ensures consistent results while improving the bioavailability of active ingredients in our products. Smart Cups Technology has a wide range of applications and potential across various industries. Here are some of the key industries and applications where our innovative technology can make a significant impact: food, beverage, pharmaceuticals, cosmetics, pet supplements, industrial cleaning. At Smart Cups, we are committed to health, convenience, and environmental responsibility. With over $18 million raised and recognition in renowned publications like Time Magazine, ABC 7's Gordon Ramsay's Food Stars, and Forbes, we are poised to make a significant impact in the beverage market. Our goal is to provide delicious and sustainable drinks that align with consumer preferences and contribute to a cleaner, smarter future.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to ingredients and finished goods which are determined using a FIFO method. Cost related to raw materials which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	7 years
Furniture and Equipment	7 years
Leasehold Improvements	15 years
Machinery & Equipment	5-15 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2022 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its products.

Cost of sales

Costs of goods sold include the cost of raw materials, ingredients, and freight, and delivery

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $335,274 and $815,973, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 13, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, leases *(Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

The cumulative effects of the changes made to our condensed consolidated balance sheet as of the beginning of 2022 as a result of the adoption of the accounting standard update on leases were as follows:

	As filed December 31, 2021	Recognition of Operating Leases	Total Effects of Adoption	With effect of lease accounting standard update January 1, 2022
Assets				
Right of use asset, net	$ -	$ 1,361,214	$ 1,361,214	$ 1,361,214
Liabilities				
Current Portion of Lease Obligation	-		-	$ -
Lease Obligation	-	1,361,214	1,361,214	$ 1,361,214
Deferred Rent Current	-	-	-	$ -
Deferred Rent Non-current	-	-	-	$ -
Equity				
Retained Earnings	-	-	-	$ -
Total	$ -	$ -	$ -	$ -

3.   INVENTORY

Inventory consists of the following items:

As of December 31,	2022	2021
Ingredients	$ 27,856	$ 19,203
Finished Products	291,029	275,920
Total Inventory	**$ 318,885**	**$ 295,123**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of December 31,	2022	2021
Accrued Expenses	$ -	$ 22,073
Accrued Payroll	12,721	23,306
Sales Tax Payable	83	83
Total Other Current Liabilities	**$ 12,804**	**$ 45,462**

5.   PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,		2022		2021
Equipment	$	5,204,825	$	5,199,800
Furniture and Equipment		20,643		7,338
Leasehold Improvements		376,789		376,789
Machinery & Equipment		3,094,486		1,823,280
Property and Equipment, at Cost		**8,696,744**		**7,407,207**
Accumulated depreciation		(3,366,886)		(2,269,870)
Property and Equipment, Net	$	**5,329,857**	$	**5,137,337**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $1,051,642 and $703,609 respectively.

6.   MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2022

Member's name	Ownership percentage
Chris Kanik	95.0%
Darrell L. Knudson	5.0%
TOTAL	**100.0%**

7.   DEBT

Leases

The Company has entered into an operating lease agreement with Darrell L. Knudson for renting of business premises located at 25732 Talardo Circle, Mission Viejo, California 92691. The lease periods expiring on October 31, 2027. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreement generally does not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to leases is as follows:

	December 31, 2022
Lease Liability	
Beginning Balance	$ 1,361,214
Additions	$ -
Lease Payments	(9,764)
Balance at end of period	$ 1,351,450

Owner Loans

During the years presented, the company borrowed money from the owners. The details of the loans from the owners are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Chris Kanik	$ 24,500	0.00%	09/23/2021	12/30/2022	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 24,500	$ -	$ 24,500
Chris Kanik	$ 24,450	0.00%	07/01/2022	05/30/2023	$ -	$ -	$ 23,950	$ -	$ 23,950	$ -	$ -	$ -	$ -	$ -
Total					$ -	$ -	$ 23,950	$ -	$ 23,950	$ -	$ -	$ 24,500	$ -	$ 24,500

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded.

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Jason Mazzocchio	$ 100,000	20.00%	12/29/2022	12/29/2023	110	110	100,000	-	100,110					
Total					$ 110	$ 110	$ 100,000	$ -	$ 100,110	$ -	$ -	$ -	$ -	$ -

The convertible notes are convertible into common shares at a conversion price. The conversion price is defined as $0.65 per share. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

8. RELATED PARTY

During years, the Company borrowed money from one of its members, Chris Kanik. As of December 31, 2022, and December 31, 2021, the outstanding amount of these loans were $23,950 and $24,500, respectively.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through June 13, 2023, which is the date the financial statements were available to be issued.

On February 6, 2023, the Company filed for conversion from limited liability company to a California stock corporation. The total number of shares the corporation initially was authorized to issue is 100,000,000 (one class or series of shares).

As of May 12, 2023, according to the Company's Amended and Restated Articles of Incorporation, the Company is authorized to issue Class A Common Stock and Class B Common Stock. The total number of shares of stock that the corporation is authorized to issue is One Hundred Million (100,000,000) shares. Ninety Million (90,000,000) shares shall be Class A Common Stock, at a par value of $.0001 per share and Ten Million (10,000,000) shares shall be Class B Common Stock at a par value of $.0001 per share.

As of June 13, 2023, the Company has issued 7,884,615 shares of Class A Common Stock and 7,500,000 shares of Class B Common Stock.

During 2023, the Company authorized the Stock Option Plan. The Company reserved 1,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. As of June 13, 2023, none of these shares has been issued.

On February 14, 2023, the Company issued promissory convertible note to Joshua D. Legum in total amount of $100,000. This note bears interest of 10% per annum and matures on February 14, 2024. The holders of this note may at any time prior thereto elect to convert payment, in whole or in part, at holders' sole discretion, from cash to Class A Common Stock of the Smart Cups, Inc. The value of the one share of stock shall be fixed at $0.65 per share, regardless of the value of such stock in any trade or any market.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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Smart Cups is not live or open to the public at this moment.

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INVEST IN SMART CUPS TODAY!

For a Better Planet, Just Add Water

Smart Cups Technology is a patented delivery system platform that creates sustainable consumer packaged products by eliminating liquid through the use of novel ...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



DRINK THE FUTURE
Minimizing the cost and negative environmental effects of liquid transportation
SMARTCUPS

$0 Raised

OVERVIEW | ABOUT | TERMS | PRESS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST

Our revolutionary packaging enables liquidless transportation of consumer packaged products, reducing carbon emissions. Our UCLA, collaboration showcases our transformative tech, featuring 90% less packaging & is 57% lower global warming potential.

Smart Cups has gained popularity since its launch and has been featured in major outlets such as Time Magazine, Gordon Ramsay's Food Stars on Fox, ABC 7, and Forbes.

Smart Cups is led by CEO Chris Kanik (25+ yrs scientific & nano-technologies).

Invest Now
$0.65 Per Share

RAISED	INVESTORS
$0	0
MIN INVEST	VALUATION
$249.60	$10.65M

*Source

Smart Cups, Inc. is in discussions with lenders to potentially take out one or more new loans which may occur while this Regulation Crowdfunding offering is live. For further information on the details of the contemplated loan or loans, please see the Risk Factors and Indebtedness sections of the Offering Memorandum which is linked below.

THE PITCH

Introducing a Truly Sustainable Printed Beverage





WORLD'S FIRST
PRINTED BEVERAGE*
Our revolutionary solution to the economic and environmental problems
ENERGY DRINK


associated with traditional
liquid-based products

**This statement is based on the Smart Cup's research and third party reports, some examples available here (source, source, source)*

At Smart Cups Technology, we offer a revolutionary solution to the problem of excessive packaging and shipping waste associated with traditional liquid-based products. Commercially known as the "World's First Printed Beverage," our patented delivery system platform creates sustainable consumer packaged products by eliminating liquid through the use of novel microencapsulation printing. With patented technology, over $18 million already raised, and features in major publications such as Time Magazine, Gordon Ramsay's *Food Stars* on Fox, ABC 7, and Forbes, we are ready to reduce economical and environmental costs with our innovative line of products.

THE PROBLEM & OUR SOLUTION

Increased Shipping Efficiency with 3-D Printing


7.3 BILLION
Metric tons of carbon dioxide emitted in 2020 by the global transportation sector

The global transportation sector is a major source of pollution, emitting 7.3 billion metric tons of carbon dioxide in 2021 alone (source). Traditional liquid-based consumer products present particular environmental and practical challenges due to their shipping weight and space.


MICROENCAPSULATION PRINTING TECHNOLOGY
Creating sustainable consumer packaged products by eliminating



microencapsulation printing

OUR TECHNOLOGY CAN BE APPLICABLE IN THESE INDUSTRIES
Food & Beverage
Personal Hygiene
Nutraceuticals
Pharmaceutical
Cosmetics
Pets
Humanitarian

We designed our 3-D printing technology to eliminate the need for shipping water, lowering shipping space and weight, saving costs, and reducing carbon footprint for liquid shipments. Our precise dosing reduces the likelihood of user error and ensures consistent product performance. Our technology also provides bioavailability advantages, improving the effectiveness of the active ingredients in the products.

THE MARKET & OUR TRACTION

Reshaping a Major, Fast-Growing Industry with Our Patented Technology



A GROWING GLOBAL FUNCTIONAL BEVERAGES MARKET
$140.87B
in 2022
$279.4B
in 2030
ENERGY DRINK
SMARTCUPS.COM

The global functional beverages market size was valued at $140.87 billion in 2022 and is predicted to grow to $279.4 billion by 2030 at a CAGR of 8.94% (source). We plan to disrupt the functional beverage market by enabling companies to introduce new and improved functional beverages with enhanced flavors, dosing accuracy, and convenience at reduced shipping costs, all the while lowering environmental impacts.

Smart Cups, Inc. is in discussions with lenders to potentially take out one or more new loans which may occur while this Regulation Crowdfunding offering is live. For further information on the details of the contemplated loan or loans, please see the Risk Factors and Indebtedness sections of the Offering Memorandum which is linked below.

Since our launch, we have achieved the following milestones:



SMARTCUPS
ENERGY DRINK
GREEN TEA + LEMON
RASPBERRY LEMONADE
TROPICAL PUNCH
BERRY BLAST
Built a portfolio of patents for our innovative technology
$18M Raised in previous funds



$8M+ Invested to scale production
Won multiple awards, including
TIME BEST INVENTIONS 2021
California Small Business of the Year in 2020
Featured in
Forbes
abc 7
THE JOE ROGAN EXPERIENCE
AS SEEN ON
GORDON RAMSAY'S
FOOD STARS
WEDNESDAYS FOX | hulu

- Built a portfolio of patents for our innovative technology
- Raised $18 million in previous funds
- Won multiple awards, including Time Magazine's Best 100 Innovations of 2021 and California Small Business of the Year in 2020
- Featured in Forbes, ABC 7, Joe Rogan, and our CEO Chris Kanik represented Smart Cups on Gordon Ramsay's Food Stars

WHY INVEST

A Disruptive Innovation with a Positive Global Impact



INVEST IN SMART CUPS
Help us create a cleaner, smarter future for our world
SMARTCUPS

We are a young, innovative company rethinking the beverage industry. Our focus on health, convenience, and environmental responsibility sets us up to become a major player in the beverage market, offering a range of drinks that are both delicious and sustainable. With this raise, we plan to fulfill purchase orders, continue product development and R&D, and grow our operational and leadership teams. Join us as we launch our truly sustainable and efficient technology for a cleaner, smarter future for our world.

ABOUT

HEADQUARTERS
25732 Taladro Circle
Mission Viejo, CA 92691

WEBSITE
View Site



Smart Cups Technology is a patented delivery system platform that creates sustainable consumer packaged products by eliminating liquid through the use of novel microencapsulation printing. The company was granted a patent for its technology and previously raised $10 million.

TEAM



Chris Kanik
Founder, CEO, Secretary, Treasurer, Director

Dynamic leader with unconventional 25+ years of wide experience in science research, consulting for CPG and Pharma companies, product development, formulation, product branding, launch strategies, and contract negotiation.

Chris has extensive technical, chemical, and engineering experience since joining the Stevens Institute of Technology at age 12 and the Nutritional Sciences Department at Rutgers University at the age of 14.

Chris currently devotes nearly all of his working hours towards Smart Cups and spends less than 2 hours per week working as Head of Science and Formulation for TR Processing.





Owen Dolan
Chief Operating Officer

Owen has 15+ years experience designing, implementing policies to promote company culture and vision. He has more than a decade of experience in the medical device industry. Owen has 1 patent granted, 2 patents pending.





Bill Davidson
Director of Engineering

Bill Davidson has 24 years of experience in R&D, Product Development, Engineering Management, New Business Development, Technical Sales & International Marketing. He has 8 patents granted in applied aerospace and nano-technologies.





Matthew Bottomly
Intellectual Property Attorney

Matt Bottomly is a patent attorney based in Orange County and experienced in all aspects of intellectual property. He primarily focuses his practice on U.S. patent prosecution, focusing primarily on mechanical and electrical inventions. He has worked with a variety of technologies, including consumer electronics, semiconductors, telecommunications, RFID, fantasy sports, video games, streaming media, and augmented reality. Matt is heavily involved in the start-up community.

Matt's previous experience includes working in an AmLaw 200 firm, working in-house at a consumer electronic company and an entertainment company, founding an IoT device start-up, and working as a patent examiner at the United States Patent and Trademark Office.



TERMS
Smart Cups

Overview

PRICE PER SHARE
$0.65

VALUATION
$10.65M

DEADLINE ⓘ
Oct 6, 2023

FUNDING GOAL ⓘ
$15k - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$249.60

MAX INVESTMENT ⓘ
$49,985

MIN NUMBER OF SHARES OFFERED
23,076

MAX NUMBER OF SHARES OFFERED
1,899,999

OFFERING TYPE
Equity

ASSET TYPE
Common Stock

SHARES OFFERED
Class A Common Stock

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Perks*

Perks:

Time-Based Perks

Friends and Family - Invest within the first 72 hours and receive 15% bonus shares

Super Early Bird - Invest within the first week and receive 10% bonus shares

Early Bird Bonus - Invest within the first two weeks and receive 5% bonus shares

Volume-Based Perks

Tier 1 Perk

Invest $500+ and receive 10-pack of Smart Cups Energy

Tier 2 Perk

Invest $1,000+ and receive Smart Cups Energy Bundle

Tier 3 Perk

Invest $5,000+ and receive Smart Cups Energy Bundle, Hat, T-Shirt and Smart Keeper

Tier 4 Perk

Invest $10,000+ and receive Smart Cups Energy Bundle, Hat, T-Shirt and Smart Keeper Plus Zoom Call with Founder Chris Kanik + 5% bonus shares

Tier 5 Perk

Invest $25,000+ and receive Everything above plus first ones to receive new products before they are launched + 10% bonus shares

Tier 6 Perk

Invest $50,000+ and receive Everything above Smart Facility Tour with Chris Kanik. Opportunity to experience all Smart Cups Technology R&D pipeline applications first hand + 15% bonus shares

Loyalty Bonus | 10% Bonus Shares

All who reserve their shares in this Reservations Page will receive 10% bonus shares at the time of Smart Cups' launch.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Smart Cups, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 1,000 shares of Class A Common Stock at $0.65 / share, you will receive 1,100 shares Class A Common Stock, meaning you'll own 1,100 shares for $650. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

PRESS



Time Magazine
Best Inventions of 2021: A Sustainable Shipping Solution-Smart Cups

View Article

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ALL UPDATES

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REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Smart Cups.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Everybody always asks how Smart Cups came to be.

I was at a Taco Tuesday and I had a glass of water on the table and I said how cool would it be if I had some powder that I could put in there and instantly have a margarita? Why hasn't anyone come up with this yet? I grabbed a napkin, grabbed a pen, started writing down a protocol. Next day I grabbed a frying pan, some coffee filters, some paper clips, I grabbed a bottle of Everclear, some mouth adextrin. I successfully blew up my kitchen and that's really how Smart Cups came to be.

Smart Cups is a sustainability-driven technology company with a mission to provide a mindful path forward for the beverage industry and beyond. It allows for the printing of active flavor materials on pretty much any substrate. So what does that actually mean? We can take any ingredient and print it on any surface. You let your imagination run wild and we can do it. From life-saving medications, personal care products, military and industrial applications. You name it, we can do it.

Smart Cups is not a cup company and we're not an energy drink company. What we are is a sustainability technology company. We're a company here to eliminate liquid transportation and overall, make our world more sustainable.

The whole vision is really about sustainability. To decrease the amount of cost and impact on the environment. We have worked so hard to make sure that there is an infrastructure in place so everybody has access to water. Why do we continue to ship it all over the place? Think of it this way. The same truck that could once only deliver 96,000 units of a 12 ounce can, can now deliver 1.2 million units using Smart Cups technology. We can bring products to remote markets where the transportation would normally be very expensive by removing the liquid and users would simply just add water at the time of use. This will translate to a reduction of not only shipping weight, but also the amount of time the truck needs to deliver, reducing C02 emissions.

When we launched, I had the option of picking normal plastic cups. Instead, I chose a plant-based bioplastic. So no petroleum, they're commercially compostable. But we can print on anything - recyclable papers, we can print on edible substrates , we can print on aluminum. You know, right here, we have probiotics. And we can print the probiotic right inside of this cup. We've even printed gold. So this is 24 carat gold that we've printed in this cup. This is the world's most expensive Smart Cup. And it was done just because someone said, can you do this. And I said give me three days.

The beauty of what we do here is the broad application ability of the technology that we use. There's really a limitless application to what we could do and it's a lot of brainstorming and a lot of experiments, tinkering around with new ideas and what we think may be the next big thing.

One of the projects that I'm most passionate about is the ability to print water purification systems inside of cups. Instead of sending 24 bottles in a case to a disaster relief area, you could send that same case size with 500 to 1,000 cups. They can use their existing water supply, put it in the cup, and in a few seconds after that, have clean potable water. That's the long-term impact. Those are the bigger picture plays that Smart Cups is working towards.

Our technology can do just about anything. It's a matter of having a need for the application. And I think it's just going to revolutionize the entire - not only the beverage industry - but also medications, and other industries in general.

I hope you'll join us on our journey towards a more sustainable future.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
SMART CUPS, INC.

The undersigned Chris Kanik hereby certifies that:

ONE: He is the duly elected and acting President and Secretary, respectively, of said corporation.

TWO: The Amended and Restated Articles of Incorporation of said corporation shall be further amended and restated to read in full as follows:

ARTICLE I

The name of this corporation is Smart Cups, Inc.

ARTICLE II

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III

A.   Classes of Stock

1. This corporation is authorized to issue three classes of stock to be designated, respectively, "Class A Common Stock" and "Class B Common Stock." The Class A Common Stock and Class B Common Stock are hereinafter referred to collectively as "Common Stock." The total number of shares of stock that the corporation is authorized to issue is One Hundred Million (100,000,000) shares. Ninety Million (90,000,000) shares shall be Class A Common Stock, par value $.0001 per share and Ten Million (10,000,000) shares shall be Class B Common Stock, par value $.0001 per share.

B.   Common Stock

The Board of Directors of the corporation may authorize the issuance of shares of Class A Common Stock and shares of Class B Common Stock from time to time. Shares of Common Stock that are redeemed, purchased, or otherwise acquired by the corporation may be reissued except as otherwise provided by law.

1. Dividends and Distributions. The holders of shares of Class A Common Stock and the holders of shares of Class B Common Stock shall be entitled to receive such dividends, payable in cash or otherwise, as may be declared thereon by the Board of Directors from time to time out of assets or funds of the corporation legally available therefor, provided that the holders of shares of Class A Common Stock and shares of Class B Common Stock shall be entitled to share equally, on a per share basis, in such dividends, subject to the limitations described below. If dividends or other distributions are declared that are payable in shares of Class A Common Stock or shares of Class B Common Stock, including distributions pursuant to stock subdivisions or combinations of Class A Common Stock or Class B Common Stock, only shares of Class A Common Stock shall be distributed with respect to Class A Common Stock and only shares of Class B Common Stock shall

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be distributed with respect to Class B Common Stock, unless the Board of Directors of the corporation determines in its discretion that it is more desirable to distribute shares of Class A Common Stock with respect to Class B Common Stock, in which case shares of Class A Common Stock shall be distributed with respect to Class B Common Stock, *provided* that the number of shares of Class A Common Stock that shall be distributed with respect to Class B Common Stock shall be equal to the number of shares of Class B Common Stock that otherwise would have been distributed. If the corporation shall in any manner subdivide or combine the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other such series of Common Stock shall be proportionately subdivided or combined in the same manner and on the same basis as the outstanding shares of Class A Common Stock or Class B Common Stock, as the case may be, which have been subdivided or combined. Subject to the prior rights of holders of all classes of stock at that time outstanding having prior rights as to liquidation, upon a liquidation, dissolution or winding up of the corporation, the assets, and funds of the corporation legally available for distribution shall be distributed ratably among the holders of Class A common stock and Class B common stock in proportion to the amount of such stock owned by each such holder.

2. <u>Voting Rights</u>. The holders of shares of Class A Common Stock and of Class B Common Stock shall have the following voting rights:

a. Each share of Class A Common Stock shall entitle the holder thereof to one (1) vote on all matters submitted to a vote of the shareholders of the corporation.

b. Each share of Class B Common Stock shall entitle the holder thereof to five (5) votes on all matters submitted to a vote of the shareholders of the corporation.

c. The holders of shares of Class A Common Stock and the holders of shares of Class B Common Stock shall vote together as one class on all matters submitted to a vote of shareholders of the corporation, except (i) as otherwise required by applicable law; and (ii) in the case of a proposed issuance of shares of Class B Common Stock, which issuance shall require the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock voting separately as a class; *provided, however,* that such approval shall not be required if the proposed issuance of Class B Common Stock has been approved by at least two-thirds (2/3) of the members of the Board of Directors then in office.

3. <u>Transfer of Class B Common Stock to Permitted Transferee</u>.

a. Except as provided in Article III Section 3(b) or Section 4, no person holding shares of Class B Common Stock or any beneficial interest therein (a "Class B Holder") may voluntarily or involuntarily transfer (including without limitation the power to vote such shares of Class B Common Stock by proxy or otherwise except for proxies given to any Permitted Transferee of the Class B Holder), sell, assign, devise or bequeath any of such Class B Holder's interest in his Class B Common Stock, and the corporation and the transfer agent for the Class B Common Stock, if any (the "Transfer Agent"), shall not register the transfer of such shares of Class B Common Stock, whether by sale, grant of proxy, assignment, gift, devise, bequest, appointment or otherwise, except to a "Permitted Transferee" of such Class B Holder, which term shall include the corporation and shall have the following additional meanings in the following cases:

(i)   In the case of a Class B Holder who is a natural person holding record and beneficial ownership of the shares of Class B Common Stock in question, "Permitted Transferee" means: (a) the spouse of such Class B Holder (the "Spouse"); (b) a lineal descendant, or the spouse of such lineal descendant (collectively, "Descendants"), of such Class B Holder or of the Spouse; (c) the trustee of a trust (including a voting trust) for the benefit of such Class B Holder, the Spouse, other Descendants, or an organization contributions to which are deductible for federal income, estate or gift tax purposes (a "Charitable Organization"), and for the benefit of no other person; *provided* that such trust may grant a general or special power of appointment to the Spouse or to the Descendants and may permit trust assets to be used to pay taxes, legacies and other obligations of the trust or of the estate of such Class B Holder payable by reason of the death of such Class B Holder or the death of the Spouse or a Descendant, and that such trust (subject to the grant of a power of appointment as provided above) must prohibit transfer of shares of Class B Common Stock or a beneficial interest therein to persons other than Permitted Transferees as defined in subparagraph (ii) of this Section 3(a) (a "Trust"); (d) a Charitable Organization established by such Class B Holder or a Descendant; (e) an Individual Retirement Account, as defined in Section 408(a) of the Internal Revenue Code, of which such Class B Holder is a participant or beneficiary, *provided* that such Class B Holder is vested with the power to direct the investment of funds deposited into such Individual Retirement Account and to control the voting of securities held by such Individual Retirement Account (an "IRA"); (f) a pension, profit sharing, stock bonus or other type of plan or trust of which such Class B Holder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Internal Revenue Code, *provided* that such Class B Holder is vested with the power to direct the investment of funds deposited into such plan or trust and to control the voting of securities held by such plan or trust, (a "Plan"); (g) a corporation all of the outstanding capital stock of which is owned by, or a partnership all of the partners of which are, such Class B Holder, his or her Spouse, his or her Descendants, any Permitted Transferee of the Class B Holder and/or any other Class B Holder or its Permitted Transferee determined pursuant to this subparagraph (i) of this Section 3(a), *provided* that if any share (or any interest in any share) of capital stock of such a corporation (or of any survivor of a merger or consolidation of such corporation), or any partnership interest in such a partnership, is acquired by any person who is not within such class of persons, all shares of Class B Common Stock then held by such corporation or partnership, as the case may be, shall be deemed without further act on anyone's part to be converted into shares of Class A Common Stock and stock certificates formerly representing such shares of Class B Common Stock shall thereupon and thereafter be deemed to represent the like number of shares of Class A Common Stock in the manner set forth in Section 4(b) of this Article III Section B; (h) another Class B Holder or such Class B Holder's Permitted Transferee determined pursuant to this subparagraph (i) of this Section 3(a); and (i) in the event of the death of such Class B Holder, such Class B Holder's estate.

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(ii)   In the case of a Class B Holder holding the shares of Class B Common Stock in question as trustee of an IRA, a Plan or a Trust other than a Trust described in subparagraph (iii) of this Section 3(a), "Permitted Transferee" means: (a) any participant in or beneficiary of such IRA, such Plan or such Trust, or the person who transferred such shares of Class B Common Stock to such IRA, such Plan or such Trust, and (b) a Permitted Transferee of any such person or persons determined pursuant to subparagraph (i) of this Section 3(a).

(iii)   In the case of a Class B Holder holding the shares of Class B Common Stock in question as trustee pursuant to a Trust which was irrevocable on the Record Date (as defined below), "Permitted Transferee" means any person as of the Record Date to whom or for whose benefit principal may be distributed either during or at the end of the term of such Trust whether by power of appointment or otherwise. For purposes of these Articles of Incorporation, there shall be one "Record Date," which date shall be the date that is the record date for determining the persons to whom the Class B Common Stock is first distributed by the corporation.

(iv)   In the case of a Class B Holder holding record (but not beneficial) ownership of the shares of Class B Common Stock in question as nominee for the person who was the beneficial owner thereof on the Record Date, "Permitted Transferee" means such beneficial owner and a Permitted Transferee of such beneficial owner determined pursuant to subparagraph (i), (ii), (iii), (v) or (vi) of this Section 3(a), as the case may be.

(v)   In the case of a Class B Holder that is a partnership holding record and beneficial ownership of the shares of Class B Common Stock in question, "Permitted Transferee" means any partner of such partnership, provided that such partner was a partner in the partnership at the time it first became a Class B Holder, or any Permitted Transferee of such partner determined pursuant to subparagraph (i) of this Section 3(a).

(vi)   In the case of a Class B Holder that is a corporation, other than a Charitable Organization described in clause (d) of subparagraph (i) of this Section 3(a), holding record and beneficial ownership of the shares of Class B Common Stock in question (a "Corporate Holder"), "Permitted Transferee" means (a) any shareholder of such Corporate Holder, provided that such shareholder was a shareholder of the Corporate Holder at the time it first became a Class B Holder, or any Permitted Transferee of any such shareholder determined pursuant to subparagraph (i) of this Section 3(a); and (b) the survivor (the "Survivor") of a merger or consolidation of such Corporate Holder, so long as such Survivor is controlled, directly or indirectly, by those shareholders of the Corporate Holder who were shareholders of the Corporate Holder at the time the Corporate Holder first became a Class B Holder or any Permitted Transferees of such shareholders determined pursuant to subparagraph (i) of this Section 3(a).

(vii)   In the case of a Class B Holder that is the estate of a deceased Class B Holder, or that is the estate of a bankrupt or insolvent Class B Holder, and provided such

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deceased, bankrupt or insolvent Class B Holder, as the case may be, held record and beneficial ownership of the shares of Class B Common Stock in question, "Permitted Transferee" means a Permitted Transferee of such deceased, bankrupt or insolvent Class B Holder as determined pursuant to subparagraphs (i), (v) or (vi) of this Section 3(a), as the case may be.

(viii)   In the case of any Class B Holder who desires to make a bona fide gift, "Permitted Transferee" means any other Class B Holder, or its Permitted Transferee determined pursuant to subparagraph (i) of this Section 3(a).

(ix)   In the case of any Class B Holder, "Permitted Transferee" means any person or entity that will hold record (but not beneficial) ownership of the shares of Class B Stock in question as nominee for the Class B Holder or its Permitted Transferee determined pursuant to subparagraph (i), (ii), (iii), (v) or (vi) of this Section 3(a), as the case may be.

b.   Notwithstanding anything to the contrary set forth herein, any Class B Holder may pledge such holder's shares of Class B Common Stock to a pledgee pursuant to a bona fide pledge of such shares as collateral security for indebtedness due to the pledgee, provided that such shares shall not be transferred to, registered in the name of or voted by the pledgee and shall remain subject to this Section 3. In the event of foreclosure or other similar action by the pledgee, such pledged shares of Class B Common Stock may only be transferred to a Permitted Transferee of the pledgor or converted into shares of Class A Common Stock, as the pledgee may elect.

c.   For purposes of this Section 3:

(i)   The relationship of any person that is derived by or through legal adoption shall be considered a natural relationship.

(ii)   Each joint owner of shares (if a Permitted Transferee) or owner of a community property interest in shares (if a Permitted Transferee) of Class B Common Stock shall be considered a "Class B Holder" of such shares.

(iii)   A minor for whom shares of Class B Common Stock are held pursuant to a Uniform Transfer to Minors Act or similar law shall be considered a Class B Holder of such shares.

(iv)   Unless otherwise specified, the term "person" means and includes natural persons, corporations, partnerships, unincorporated associations, firms, joint ventures, trusts and all other entities.

(v)   conversion of Class B Common Stock into securities of another corporation in connection with a merger effected for the purpose of reincorporating the corporation in another state shall not constitute a transfer of such Class B Common Stock.

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d. Except as otherwise provided in Section 4(b), any purported transfer of shares of Class B Common Stock not permitted hereunder shall be void and of no effect, and the purported transferee shall have no rights as a shareholder of the corporation and no other rights against or with respect to the corporation. The corporation may, as a condition to the transfer or the registration of transfer of shares of Class B Common Stock to a purported Permitted Transferee, require the furnishing of such affidavits or other proof as it deems necessary to establish that such transferee is a Permitted Transferee. The corporation may require that each certificate representing shares of Class B Common Stock shall be endorsed with a legend that states that shares of Class B Common Stock are not transferable other than to certain transferees and are subject to certain restrictions as set forth in the Articles of Incorporation filed by the corporation with the Secretary of State of the State of California.

4. Transfer of Class B Common Stock to Person Other than Permitted Transferee; Conversion and Exchange of Class B Common Stock.

a. Each share of Class B Common Stock, at the option of its holder, may at any time be converted into one (1) fully paid and nonassessable share of Class A Common Stock. Such right shall be exercised by the surrender of the certificate representing such share of Class B Common Stock to be converted to the corporation at any time during normal business hours at the principal executive offices of the corporation or at the office of the Transfer Agent, accompanied by a written notice of the election by the holder thereof to convert and (if so required by the corporation or the Transfer Agent) by instruments of transfer, in form satisfactory to the corporation and to the Transfer Agent, duly executed by such holder or such holder's duly authorized attorney, and transfer tax stamps or funds therefor, if required pursuant to Section 4(e).

b. If the beneficial ownership (as determined under Rule 13d-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended) of any share or any interest in any share of Class B Common Stock changes, voluntarily or involuntarily, such that each new beneficial owner of such share is not a "Permitted Transferee" (as defined in Section 3(a) of this Article III) of the beneficial owner of such share of Class B Common Stock immediately prior to such change in beneficial ownership, then each such share shall thereupon be converted automatically into one (1) fully paid and nonassessable share of Class A Common Stock. The Secretary of the corporation shall determine whether a change in beneficial ownership requires conversion under this paragraph. Upon making such determination, the Secretary of the corporation shall promptly request of the holder of record of each such share that each such holder promptly deliver, and each such holder shall promptly deliver, the certificate representing each such share to the corporation for documentation of such conversion, together with instruments of transfer, in form satisfactory to the corporation and Transfer Agent, duly executed by such holder or such holder's duly authorized attorney, and together with transfer tax stamps or funds therefor, if required pursuant to Section 4(e) of this Article III.

c. As promptly as practicable following the surrender for conversion of a certificate representing shares of Class B Common Stock in the manner provided in paragraphs a or b, as applicable, of this Section 4 and the payment in cash of any amount required by the provisions of Section 4(e) of this Article III, the corporation will deliver or cause to be delivered at the office of the

Transfer Agent to or upon the written order of the holder of such certificate, a certificate or certificates representing the number of full shares of Class A Common Stock issuable upon such conversion, issued in such name or names as such holder may direct. In the case of a conversion under Section 4(a) of this Article III, such conversion shall be deemed to have been made immediately prior to the close of business on the date of the surrender of the certificate representing shares of Class B Common Stock. In the case of a conversion under Section 4(b), such conversion shall be deemed to have been made on the date that the beneficial ownership of such share has changed as set forth in Section 4(b). Upon the date any conversion under Section 4(a) is made, all rights of the holder of such shares as such holder shall cease, and the person or persons in whose name or names the certificate or certificates representing the shares of Class A Common Stock are to be issued shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock; *provided, however,* that any such surrender and payment on any date when the stock transfer books of the corporation shall be closed shall constitute the person or persons in whose name or names the certificate or certificates representing shares of Class A Common Stock are to be issued as the record holder or holders thereof for all purposes immediately prior to the close of business on the next succeeding day on which stock transfer books are open. Upon the date any conversion under Section 4(b) is made, all rights of the holder of such share as such holder shall cease, and the new beneficial owner or owners of such shares shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock.

d. The corporation covenants that it will at all times reserve and keep available, solely for the purpose of issue upon conversion of the outstanding shares of Class B Common Stock, such number of shares of Class A Common Stock as shall be issuable upon the conversion of all such outstanding shares of Class B Common Stock. The corporation covenants that if any shares of Class A Common Stock required to be reserved for purposes of conversion hereunder require registration with or approval of any governmental authority under any federal or state law before such shares of Class A Common Stock may be issued upon conversion, the corporation will cause such shares to be duly registered or approved, as the case may be. The corporation will endeavor to list the shares of Class A Common Stock required to be delivered upon conversion prior to such delivery upon each national securities exchange or automated quotation system upon which the outstanding Class A Common Stock is listed at the time of such delivery. The corporation covenants that all shares of Class A Common Stock that shall be issued upon conversion of the shares of fully paid and nonassessable Class B Common Stock will, upon issue, be fully paid and nonassessable.

e. The issuance of certificates for shares of Class A Common Stock upon conversion of shares of Class B Common Stock shall be made without charge for any stamp or other similar tax in respect of such issuance. However, if any such certificate is to be issued in a name other than that of the holder of the share or shares of Class B Common Stock converted, then the person or persons requesting the issuance thereof shall pay to the corporation the amount of any tax that may be payable in respect of any transfer involved in such issuance or shall establish to the satisfaction of the corporation that such tax has been paid.

5. <u>Redemption</u>. The Common Stock is not redeemable.

6. <u>Repurchase of Shares</u>. In connection with repurchases by this corporation of its Common Stock pursuant to agreements with certain of the holders thereof, Sections 502 and 503 of the California Corporations Code shall not apply in whole or in part with respect to such repurchases.

1.

C.   Drag-Along Transactions; Tag-Along Transactions.

1.   <u>Drag-Along Transactions</u>.

    a.   In the event that one or more holders of the corporation's Common Stock holding a majority of the then-issued and outstanding shares of all classes of Common Stock (on a fully diluted basis) (the "Selling Holders") determine to take any action that would cause a Sale Transaction to occur, the corporation or the Selling Holders (or a designated representative acting on behalf of the Selling Holders) will have the right to deliver written notice thereof to all other holders of the corporation's Common Stock (the "Dragged Holders"). Such written notice shall contain a description of the material terms and conditions of the Sale Transaction, including without limitation the identity of the Third Party Purchaser (as defined below) and the amount and form of per share consideration to be paid by the Third Party Purchaser. "<u>Sale Transaction</u>" means the bona fide sale, lease or transfer, in one transaction or a series of related transactions, of (x) all or substantially all the consolidated assets of the corporation and its subsidiaries or (y) at least a majority of the then-issued and outstanding shares of Common Stock, to any person or group of related persons (other than the Selling Holders or any affiliates thereof) (a "<u>Third Party Purchaser</u>"), whether directly or indirectly or by way of any merger, statutory share exchange, recapitalization, sale of equity, reclassification, consolidation or other business combination transaction or purchase of beneficial ownership.

    b.   In the event notice of a Sale Transaction is given by the corporation or by or on behalf of the Selling Holders to the Dragged Holders in accordance with the preceding paragraph (a), all shares of Common Stock held by the Dragged Holders (or the applicable portion of such shares as set forth in the next sentence) shall be sold or transferred to the Third Party Purchaser, for the same type and amount of per share consideration and on the same terms as the Selling Holders, upon consummation of the Sale Transaction (free and clear of any liens and duly endorsed for transfer, or accompanied by duly endorsed stock powers). In the case of a Sale Transaction involving less than 100% of the then-issued and outstanding shares of the corporation's Common Stock, a portion of the shares of held by the Dragged Holders shall be sold or transferred in the Sale Transaction, which portion shall correspond to the portion of the shares of held by the Selling Holders (in the aggregate) that are proposed to be included in such Sale Transaction. In the event that the Sale Transaction involves 100% of the then-issued and outstanding Common Stock and would give rise to appraisal rights under the California Corporations Code, then, at the written election of the corporation or the Selling Holders (or their designated representative), all shares of Common Stock held by any Dragged Holder that have not been voted in favor of the adoption of the applicable merger agreement (including by virtue of no such vote being required), shall, immediately prior to consummation of the Sale Transaction, be transferred to the Selling Holders (on a pro rata basis), the Third Party Purchaser or another entity (in each case as designated by the Selling Holders), and each such Dragged Holder shall receive, in consideration for such transfer of such shares, an amount equal to the amount otherwise payable in respect thereof in connection with the Sale Transaction. In connection with any Sale Transaction, no Dragged Holder shall be required to make any representations or warranties (except as they relate to such Dragged Holder's ownership of and authority to sell Common Stock) or covenants, or to provide any indemnity, except for (x) indemnification related to breaches of the foregoing representations and warranties and (y) any other indemnity agreed to by the Selling Holders (other than relating to a breach of representations and warranties by such Selling Holders); provided, that (A) in the case of clause (x) above, each Dragged Holder's obligation shall be on a pro rata basis in proportion to its interest in the corporation and (B) in no event shall any Dragged Holder be held liable under either clause (x) or (y) above for any amount in excess of the net proceeds received by such Dragged Holder in connection with any such Sale Transaction.

c. Upon consummation of the Sale Transaction, or as otherwise expressly provided in the preceding paragraph (b), all the Selling Holders and the Dragged Holders shall receive, with respect to their shares of Common Stock, the same proportion of the aggregate consideration from such Sale Transaction that such holders would have received if such aggregate consideration had been distributed by the corporation in complete liquidation pursuant to the rights and preferences set forth in this Amended and Restated Articles of Incorporation.

d. Each Selling Holder and Dragged Holder will bear its pro rata share (based upon the number of shares of Common Stock held by such holder) of the costs of any Sale Transaction to the extent such costs are incurred for the benefit of all such holders and are not otherwise paid by the corporation or the Third Party Purchaser. Costs incurred by such holders on their own behalf will not be considered costs of the Sale Transaction.

e. The corporation shall cooperate with the Selling Holders to enter into a Sale Transaction and to take any and all such further action in connection therewith as the Selling Holders may deem necessary or appropriate in order to consummate (or, if directed by the Selling Holders, to abandon) any such Sale Transaction; provided, however, that in the case of a Sale Transaction involving the sale or disposition of all or substantially all the consolidated assets of the corporation and its subsidiaries, the Board of Directors shall act in accordance with its fiduciary duties; provided, further, however, that to the fullest extent permitted by law, the corporation and the Selling Holders shall have no liability if any such Sale Transaction is not consummated for any reason. Subject to the provisions of this Section D(1), the Selling Holders, in exercising their rights under this Section, shall have complete discretion over the terms and conditions of any Sale Transaction effected thereby, including, without limitation, price, payment terms, conditions to closing, representations, warranties, affirmative covenants, negative covenants, indemnification, holdbacks and escrows. At the request of the Selling Holders, the Board of Directors (subject to its fiduciary duties) shall authorize and direct the corporation and any now or hereafter created subsidiary to execute such agreements, documents, applications, authorizations, registration statements and instruments as it may deem necessary or appropriate in connection with any Sale Transaction.

2. Tag-Along Transaction.

a. In the event that one or more holders of the corporation's Common Stock (the "Initiating Holders") desire to effect a Tag-Along Transaction (as defined below), the Initiating

Holders (or a designated representative acting on their behalf) shall first give written notice (a "Sale Notice") to all other holders of the corporation's Common Stock (the "Tag-Along Sellers"), with a copy to the corporation offering the Tag-Along Sellers the option to participate in such Tag-Along Transaction on the terms and conditions set forth in the Sale Notice (and, in any event, on the same terms and conditions as the Initiating Holders). The Sale Notice shall include the names of the parties to the proposed Tag-Along Transaction, a summary of the material terms and conditions of the proposed Tag-Along Transaction, and the proposed amount and form of consideration and the terms and conditions of payment contemplated by the proposed Tag-Along Transaction. Each Tag-Along Seller may, by written notice to the Initiating Holders (or their designated representative) delivered within ten business days after delivery of the Sale Notice, elect to sell shares in such Tag-Along Transaction, on the terms and conditions set forth in the Sale Notice, which terms and conditions shall be the same as those on which the Initiating Holders' shares of Common Stock are to be sold (subject to any rights, privileges and preferences (including dividend rights) to which stockholders are entitled under this Amended and Restated Articles of Incorporation); provided, however, that if such proposed transferee desires to purchase an amount of Common Stock that is less than the aggregate amount of Common Stock proposed to be transferred by the Initiating Holders and any Tag-Along Sellers electing to participate in the Tag-Along Transaction, then the Initiating Holders may elect either (A) to terminate such Tag-Along Transaction with respect to the Initiating Holders and each Tag-Along Seller or (B) to sell to such transferee, and upon such election to sell, each Tag-Along Seller shall be permitted to sell to such transferee, up to that number of shares of Common Stock owned by the Initiating Holders or electing Tag-Along Sellers, as the case may be, equal to the product of (x) the total number of shares of Common Stock to be acquired by the transferee in the proposed Tag-Along Transaction and (y) such Initiating Holder's or Tag-Along Seller's proportionate percentage of the total number of then-issued and outstanding shares of Common Stock held by the Initiating Holders and electing Tag-Along Sellers.

b. In no event shall any Tag-Along Seller have any rights under this section or otherwise with respect to a sale by any Initiating Holders of any debt or equity securities of the corporation other than the Common Stock.

c. In connection with any Tag-Along Transaction, no Tag-Along Seller shall be required to make any representations or warranties (except as they relate to such Tag-Along Seller's ownership of and authority to sell Common Stock) or covenants, or to provide any indemnity, except for (x) indemnification related to breaches of the foregoing representations and warranties and (y) any other indemnity agreed to by the Initiating Holders (other than relating to a breach of representations and warranties by such Initiating Holders); provided, that (A) in the case of clause (x) above, each Tag-Along Seller's obligation shall be on a pro rata basis in proportion to its interest in the corporation and (B) in no event shall any Tag-Along Seller be held liable under either clause (x) or (y) above for any amount in excess of the net proceeds received by such Tag-Along Seller in connection with any such Tag-Along Transaction. The election by any Tag-Along Seller to sell or not to sell all or any portion of such Tag-Along Seller's Common Stock in any Tag-Along Transaction shall not adversely affect such Tag-Along Seller's right to participate in any future Tag-Along Transaction.

d. Upon consummation of the sale of any Common Stock pursuant to clause (a) of this Section, each Initiating Holder and Tag-Along Seller shall deliver at such closing, against payment of the purchase price therefor, certificates or other documentation governing the terms of any such Common Stock (or other evidence thereof reasonably acceptable to the transferee of such Common Stock) representing their Common Stock to be sold, duly endorsed for Transfer or accompanied by duly endorsed stock powers, evidence of good title to the Common Stock to be sold, the absence of liens, encumbrances and adverse claims with respect thereto and such other documents as are deemed reasonably necessary by the Initiating Holders and the corporation for the proper Transfer of such Common Stock on the books of the corporation.

e. "Tag-Along Transaction" means any transaction or series of transactions involving a sale or other transfer by the Initiating Holders of at least a majority of the then-issued and outstanding shares of all classes of Common Stock (on a fully diluted basis) to a single person or group of related persons, in any transaction (or series of related transactions); provided, however, that a "Tag-Along Transaction" shall not include, and none of the rights of the Tag-Along Sellers shall be triggered by, a sale or other transfer of any then-issued and outstanding shares of Class A Common Stock by any holder of Class A Common Stock to any of its affiliates.

ARTICLE IV

A. The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

B. This corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with the agents, vote of shareholders or disinterested directors, or otherwise in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to the corporation and its shareholders.

THREE: The foregoing Amended and Restated Articles of Incorporation have been approved by the Board of Directors of said corporation.

FOUR: The foregoing Amended and Restated Articles of Incorporation was approved by the holders of the requisite number of shares of said corporation in accordance with Sections 902 and 903 of the California Corporations Code.

IN WITNESS WHEREOF, the undersigned has executed this certificate on May 12, 2023.

/s/

Chris Kanik
President and Secretary

11

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Smart Cups Technology is a patented delivery system platform that creates sustainable consumer packaged products by eliminating liquid through the use of novel ...

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



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Minimizing the cost and negative environmental effects of liquid transportation
SMARTCUPS

$130,888.99 Raised

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REASONS TO INVEST

- Smart Cups positively affects our environment by enabling liquidless transportation of consumer packaged products. This reduces the number of times a truck is needed for delivery which, in turn, reduces CO2 emissions. While a typical truck could deliver only 96,000 units of 12-ounce cans, 1.2 million units of Smart Cups could be delivered in the same size truck.*
- Smart Cups has gained popularity since its launch and has been featured in major outlets such as Time Magazine, ABC 7, and Forbes.
- Smart Cups is led by CEO, Chris Kanik, who has over 25 years of experience in scientific research, along with COO, Owen Dolan, eight patents granted in applied aerospace and nano- technologies.

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SMART CUPS IS CONSIDERING UNDERTAKING AN OFFERING OF SECURITIES UNDER REGULATION CF. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

THIS WEBPAGE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ABOUT

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Mission Viejo, CA 92691

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Smart Cups Technology is a patented delivery system platform that creates sustainable consumer packaged products by eliminating liquid through the use of novel microencapsulation printing. The company was granted a patent for its technology and previously raised $10 million.

TEAM



Chris Kanik
Founder, CEO, Secretary, Treasurer, Director

Dynamic leader with unconventional 25+ years of wide experience in science research, consulting for CPG and Pharma companies, product development, formulation, product branding, launch strategies, and contract negotiation.

Chris has extensive technical, chemical, and engineering experience since joining the Stevens Institute of Technology at age 12 and the Nutritional Sciences Department at Rutgers University at the age of 14.

Chris currently devotes nearly all of his working hours towards Smart Cups and spends less than 2 hours per week working as Head of Science and Formulation for TR Processing.





Owen Dolan
Chief Operating Officer

Owen has 15+ years experience designing, implementing policies to promote company culture and vision. He has more than a decade of experience in the medical device industry. Owen has 1 patent granted, 2 patents pending.





Bill Davidson
Director of Engineering

Bill Davidson has 24 years of experience in R&D, Product Development, Engineering Management, New Business Development, Technical Sales & International Marketing. He has 8 patents granted in applied aerospace and nano-technologies.





Matthew Bottomly
Intellectual Property Attorney

Matt Bottomly is a patent attorney based in Orange County and experienced in all aspects of intellectual property. He primarily focuses his practice on U.S. patent prosecution, focusing primarily on mechanical and electrical inventions. He has worked with a variety of technologies, including consumer electronics, semiconductors, telecommunications, RFID, fantasy sports, video games, streaming media, and augmented reality. Matt is heavily involved in the start-up community.

Matt's previous experience includes working in an AmLaw 200 firm, working in-house at a consumer electronic company and an entertainment company, founding an IoT device start-up, and working as a patent examiner at the United States Patent and Trademark Office.



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WE'RE MORE THAN JUST A CUP

Our very first product, the World's First Printed Beverage, was an energy drink, which was a proof of concept that demonstrated our proprietary technology and introduced it to the world. And, we have so much more in store for the future! Simply put, ingredients are printed inside the cup (provided by Fabri-Kal), but Smart Cups isn't "just" about cups... we have the ability to use our proprietary technology to print on any surface- yes, ANY. From paper and aluminum, to candy bars, tortilla chips, and so much more. There are endless possibilities and we're just getting started.

We're here to change the way people drink. Get inspired by Smart Cups Technology™ here.





SMART CUPS

ENCAPSULATE THIS

How does it work? The printed goodness is encapsulated in a plant based shell that helps the ingredients stick to the surface they are printed on. Once this shell comes into contact with liquid, it activates- releasing the ingredients that are self-stirring, transforming a virtually empty cup into a beverage.

The best part is that our revolutionary technology is not limited to cups. Imagination is the only limitation!

THE ECO IMPACT

Smart Cups are powered by a sustainability-driven printing technology that eliminates the need to bottle and ship liquids, which, in turn, significantly reduces our carbon footprint. Let's put that into perspective- a truck that would ordinarily carry 96,000 12oz cans of soda, can instead carry 1.2 million Smart Cups thanks to the stackable, waterless design. This translates to a reduction in shipping weight and reduction in CO2 emissions.

Our commitment is to the environment and to consumers. We are dedicated to applying our technology to creating not only healthier and delicious beverage options, but also applying our technology to creating more sustainable consumables.



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